Exhibit A

Ceragon Reports 11.5% Increase in Quarterly Revenue, GAAP
EPS of $0.09 Per Share in the Second Quarter

Significant Penetration into Private Networks
Management Reiterates Full-Year 2024 Outlook

Rosh Ha'ain, Israel, August 7, 2024 -- Ceragon (NASDAQ: CRNT), the leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the second quarter period ended June 30, 2024.

Q2 2024 Financial Highlights:
•	Revenues of $96.1 million
•	Operating income of $10.4 million on a GAAP basis, or $13.1 million on a non-GAAP basis
•	Net Income of $7.8 million on a GAAP basis, and net income of $9.9 million on a non-GAAP basis
•	EPS of $0.09 per diluted share on a GAAP basis, or $0.11 per diluted share on a non-GAAP basis

Q2 2024 Business Highlights:
•	India:
-	Record quarterly revenues since Q2 2018, including revenue from the new, top-tier customer
-	Substantial ramp up in demand for new IP-50CX product, with more than 20,000 radio units delivered
•	North America:
-	Bookings remain strong, supported by Private Network wins
-	Significant Private Network orders, including nine new customers
-	Six consecutive quarters of revenue above $20 million

Doron Arazi, CEO, commented: “Our stated strategy of diversifying our business by expanding our presence with private networks has been successful. We have added significant bookings from private networks, both in North America and in other key regions, meaningfully growing our business in our addressable market. Demand in India remains robust, and we are growing market share in the region. We also have seen increased interest in our software solutions that can enable recurring revenue growth. New products introduced in the last six months are facilitating our growth, with significant shipments and high levels of customer satisfaction. We are well-positioned for continued profitable growth.”

Primary Second Quarter 2024 Financial Results:

Revenues were $96.1 million, up 11.5% from $86.2 million in Q2 2023 and up 8.6% from $88.5 million in Q1 2024.

GAAP Operating income was $10.4 million compared with $5.7 million for Q2 2023 and $4.2 million for Q1 2024.

GAAP Net income was $7.8 million, or $0.09 per diluted share, compared with $2.1 million, or $0.02 per diluted share for Q2 2023 and $0.4 million, or $0.00 per diluted share for Q1 2024.

Non-GAAP results were as follows: Gross margin was 35.2%, operating profit was $13.1 million, and net income of $9.9 million, or $0.11 per diluted share. The second quarter included $4 million benefit related to an initial collection from a $12 million debt settlement agreement reached with a South American customer. Another installment was paid during Q3, and the remaining installment is expected to be paid subject to several conditions.

Balance Sheet

Cash and cash equivalents were $26.3 million on June 30, 2024, compared to $28.8 million on March 31, 2024.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2024
India	37%
North America	24%
EMEA	20%
Latin America	10%
APAC	9%

Outlook
Management reiterated its 2024 outlook:

•	Revenue of $385 million to $405 million, representing growth of 11% to 17% compared to 2023 revenue. This guidance includes the contribution from Siklu, which was acquired in December 2023.
•	Non-GAAP operating margins are targeted to be at least 10% at the mid-point of the revenue guidance.
•	As a result, management expects increased non-GAAP profit and positive free cash flow for the full year of 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Recent geopolitical events could impact the live question and answer session. In this unlikely event, management’s prepared remarks will be pre-recorded, and the question and answer session would be rescheduled.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Revenues	96,088	86,151	184,586	169,560
Cost of revenues	62,627	55,795	119,057	111,028

Gross profit	33,461	30,356	65,529	58,532

Operating expenses:
Research and development, net	8,385	7,812	17,232	15,750
Sales and Marketing	11,508	9,778	22,769	19,974
General and administrative	2,295	6,218	8,158	11,542
Restructuring and related charges	-	897	1,416	897
Acquisition- and integration-related charges	915	-	1,377	-

Total operating expenses	23,103	24,705	50,952	48,163

Operating income	10,358	5,651	14,577	10,369

Financial expenses and others, net	1,916	1,886	4,777	3,344

Income before taxes	8,442	3,765	9,800	7,025

Taxes on income	609	1,677	1,564	2,969

Net income	7,833	2,088	8,236	4,056

Basic net income per share	0.09	0.02	0.10	0.05
Diluted net income per share	0.09	0.02	0.09	0.05
Weighted average number of shares used in computing basic net income per share	85,743,770	84,365,168	85,632,241	84,359,762
Weighted average number of shares used in computing diluted net income per share	87,921,507	85,312,954	87,753,163	85,152,634

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	26,303	28,237
Trade receivables, net	112,895	104,321
Inventories	59,490	68,811
Other accounts receivable and prepaid expenses	17,601	16,571

Total current assets	216,289	217,940

NON-CURRENT ASSETS:
Severance pay and pension fund	4,807	4,985
Property and equipment, net	33,853	30,659
Operating lease right-of-use assets	17,817	18,837
Intangible assets, net	16,510	16,401
Goodwill	7,749	7,749
Other non-current assets	2,010	1,954

Total non-current assets	82,746	80,585

Total assets	299,035	298,525

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	67,405	67,032
Deferred revenues	2,561	5,507
Short-term loans	28,450	32,600
Operating lease liabilities	3,151	3,889
Other accounts payable and accrued expenses	25,756	23,925

Total current liabilities	127,323	132,953

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,657	9,399
Deferred revenues	670	670
Operating lease liabilities	13,142	13,716
Other long-term payables	5,742	7,768

Total long-term liabilities	28,211	31,553

SHAREHOLDERS' EQUITY:
Share capital	224	224
Additional paid-in capital	440,173	437,161
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,853)	(8,087)
Accumulated deficit	(266,952)	(275,188)

Total shareholders' equity	143,501	134,019

Total liabilities and shareholders' equity	299,035	298,525

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Cash flow from operating activities:
Net income	7,833	2,088	8,236	4,056
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,941	2,582	5,880	5,135
Loss from sale of property and equipment, net	169	20	169	30
Stock-based compensation expense	1,566	808	2,470	1,977
Decrease in accrued severance pay and pensions, net	(212)	(280)	(564)	(344)
Increase in trade receivables, net	(16,023)	(6,620)	(9,247)	(6,910)
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(652)	(445)	(1,383)	551
Decrease in inventory	1,186	893	8,555	4,059
Decrease in operating lease right-of-use assets	1,694	886	2,626	1,897
Increase (decrease) in trade payables	12,075	2,835	589	(3,955)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	(2,196)	2,620	(94)	2,326
Decrease in operating lease liability	(1,922)	(1,152)	(2,942)	(2,518)
Increase (decrease) in deferred revenues	(1,637)	(1,054)	(2,946)	386
Net cash provided by operating activities	4,822	3,181	11,349	6,690
Cash flow from investing activities:
Purchases of property and equipment, net	(4,562)	(2,330)	(7,955)	(5,472)
Software development costs capitalized	(676)	(549)	(989)	(1,837)
Net cash used in investing activities	(5,238)	(2,879)	(8,944)	(7,309)

Cash flow from financing activities:
Proceeds from exercise of stock options	284	30	542	30
Proceeds from (repayments of) bank credits and loans, net	(2,050)	(2,300)	(4,150)	2,050
Net cash provided by (used in) financing activities	(1,766)	(2,270)	(3,608)	2,080

Effect of exchange rate changes on cash and cash equivalents	(298)	74	(731)	120
Increase (decrease) in cash and cash equivalents	(2,480)	(1,894)	(1,934)	1,581
Cash and cash equivalents at the beginning of the period	28,783	26,423	28,237	22,948
Cash and cash equivalents at the end of the period	26,303	24,529	26,303	24,529

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

GAAP cost of revenues	62,627	55,795	119,057	111,028
Stock-based compensation expenses	(134)	(48)	(265)	(228)
Amortization of acquired intangible assets	(189)	-	(378)	-
Excess cost on acquired inventory in business combination (*)	-	-	(124)	-
Non-GAAP cost of revenues	62,304	55,747	118,290	110,800

GAAP gross profit	33,461	30,356	65,529	58,532
Stock-based compensation expenses	134	48	265	228
Amortization of acquired intangible assets	189	-	378	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Non-GAAP gross profit	33,784	30,404	66,296	58,760

GAAP Research and development expenses	8,385	7,812	17,232	15,750
Stock-based compensation expenses	(184)	(232)	(336)	(478)
Non-GAAP Research and development expenses	8,201	7,580	16,896	15,272

GAAP Sales and marketing expenses	11,508	9,778	22,769	19,974
Stock-based compensation expenses	(387)	(363)	(683)	(739)
Amortization of acquired intangible assets	(117)	-	(388)	-
Non-GAAP Sales and marketing expenses	11,004	9,415	21,698	19,235

GAAP General and administrative expenses	2,295	6,218	8,158	11,542
Stock-based compensation expenses	(861)	(167)	(1,186)	(535)
Non-GAAP General and administrative expenses	1,434	6,051	6,972	11,007

GAAP Restructuring and related charges	-	897	1,416	897
Restructuring and related charges	-	(897)	(1,416)	(897)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	915	-	1,377	-
Acquisition- and integration-related charges	(915)	-	(1,377)	-
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

GAAP Operating income	10,358	5,651	14,577	10,369
Stock-based compensation expenses	1,566	810	2,470	1,980
Amortization of acquired intangible assets	306	-	766	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Restructuring and other charges	-	897	1,416	897
Acquisition- and integration-related charges	915	-	1,377	-
Non-GAAP Operating income	13,145	7,358	20,730	13,246

GAAP Financial expenses and others, net	1,916	1,886	4,777	3,344
Leases – financial income	207	285	319	643
Non-cash revaluation associated with business combination	477	-	(196)	-
Non-GAAP Financial expenses and others, net	2,600	2,171	4,900	3,987

GAAP Tax expenses	609	1,677	1,564	2,969
Non cash tax adjustments	-	(890)	(413)	(1,743)
Non-GAAP Tax expenses	609	787	1,151	1,226

GAAP Net income	7,833	2,088	8,236	4,056
Stock-based compensation expenses	1,566	810	2,470	1,980
Amortization of acquired intangible assets	306	-	766	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Restructuring and other charges	-	897	1,416	897
Acquisition- and integration-related charges	915	-	1,377	-
Leases – financial income	(207)	(285)	(319)	(643)
Non-cash revaluation associated with business combination	(477)	-	196	-
Non-cash tax adjustments	-	890	413	1,743
Non-GAAP Net income	9,936	4,400	14,679	8,033

GAAP basic net income per share	0.09	0.02	0.10	0.05

GAAP diluted net income per share	0.09	0.02	0.09	0.05

Non-GAAP Diluted net income per share (**)	0.11	0.05	0.17	0.09

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.

(**) Weighted average number of shares used in computing diluted net income per share is the same as in GAAP